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                              October 18, 2023

       Michael Nessim
       Chief Executive Officer
       Binah Capital Group, Inc.
       17 Battery Place, Room 625
       New York, New York 10004

                                                        Re: Binah Capital
Group, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed September 22,
2023
                                                            File No. 333-269004

       Dear Michael Nessim:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 31, 2023 letter.

       Amendment #3 to the Form S-4 Filed September 22, 2023

       Summary of the Proxy Statement / Prospectus
       Wentworth Management Services LLC, page 22

   1. We note your changed disclosure on the cover page clarifying that Wentworth owns ten entities, four of which
are broker-dealers. Please similarly revise your disclosure here and elsewhere, as
applicable.
       Non-GAAP Financial Measures, page 97

   2. We note your response to comment 3 and revised disclosures on pages 98-99 removing the term "pro forma"
from your non-GAAP measure descriptions. However, we also note your prior response to
comment 4 to our comment letter dated February 24, 2023, in
                                                        which you state that
the non-GAAP measures are presented as if the World Equity Group,
                                                        Inc. ("WEG")
acquisition, which closed in May 2021 had occurred on January 1, 2019.
 Michael Nessim
FirstName LastNameMichael    Nessim
Binah Capital Group, Inc.
Comapany
October 18,NameBinah
            2023       Capital Group, Inc.
October
Page 2 18, 2023 Page 2
FirstName LastName
         Accordingly, it is unclear how this presentation and amounts prepared, on a pro forma basis, comply with the Non-GAAP Financial Measures Compliance & Disclosure
         Interpretations ("Non-GAAP Financial Measure C&DI"). Please consider revising your presentation of non-GAAP financial measures such that you do not present the information and amounts as if the WEG acquisition had occurred on January 1, 2019, or tell us why you believe this presentation is appropriate.
3. We note your response to comment 4. In addition to the above comment, please revise your disclosures to ensure that the items presented in table on page 98 agree to related line items provide in your financial statements. In this regard we note that Total Revenue and
         Cost of Revenue on page 98 for 2021 do not agree to the amount in the audited
         Consolidated Statements of Operations on page F-63. Please revise your disclosures to ensure your presentation for these line items (e.g., Revenues, Cost of Revenues, etc.) starts with and includes a reconciliation to the nearest GAAP measures in the Company's financial statements. Refer to Question 102.10(b) of the Non-GAAP Financial Measures
         C&DI.
4. We note your response to comment 5 and revised disclosure in footnote 3 on page 99 that the column for Post Close Year Ended December 31, 2022 includes estimated public company costs that will burden the Company. Given that these appear to be hypothetical and estimated future public company costs that have not yet been incurred in the historical financial statements, it is unclear how this presentation complies with the Non-GAAP
         Financial Measure C&DI. Please consider revising to remove this presentation, or tell us why you believe this presentation complies with the non-GAAP C&DI.
5. Please tell us your consideration, or consider revising, to include your non-GAAP financial measures and information for the six months ended June 30, 2023 and 2022.
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Operations for the Year
Ended
December 31, 2022, page 130

6. We note your response to comment 9 as well as your revised disclosure on page 133 stating that the underlying effective tax rate of the combined group for the year ended
         December 31, 2022, and the period ended June 30, 2023 would have been 0.0%.
         Considering that the Company is presenting a positive income before income tax for the year ended December 31, 2022, please tell us and revise your disclosure to explain why you have determined that the effective tax rate for the year ended December 31, 2022 would have been 0.0%.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Wentworth Results of Operations
Commissions, page 164

7. We note your response to comment 11 and reissue the comment. Please tell us and revise
 Michael Nessim
FirstName LastNameMichael    Nessim
Binah Capital Group, Inc.
Comapany
October 18,NameBinah
            2023       Capital Group, Inc.
October
Page 3 18, 2023 Page 3
FirstName LastName
         your disclosures to more clearly describe the contractual arrangement terms of the trailing commission revenues, and a more fulsome explanation as to how your accounting policy addresses those contractual terms and complies with ASC 606 citing the specific authoritative literature. In addition, please revise to disclose your average commission fee rates by product type, for both sales-based and trailing, for the periods your financial statements are presented, or tell us where you have included this disclosure.
8. We note that total commissions revenue for the years ended December 31, 2022 and 2021 on page 165 do not agree with the amounts for these periods as disclosed on page 163 and page F-63, as it appears these amounts also include your advisory fee revenues. Please revise your disclosure accordingly.
9. We note your response to comment 13 and reissue the comment in part. Please quantify the amount of trail eligible assets at the end of each reporting period. If these assets are included in or are classified as brokerage assets, please revise your disclosures to clarify and further, quantify which amounts of the brokerage assets relate to sales-based vs.
         trailing commissions. In addition, revise to include a discussion of changes in the balance of the trail eligible assets and brokerage assets from period to period and for each of the periods presented in the filing. For example, quantify the impact and explain the change due to inflows, outflows, market appreciation (depreciation), business combination and other material items.
Advisory Fees, page 165

10. Please revise to disclose the advisory assets at December 31, 2022 and December 31,
         2021. In addition, revise to include a discussion of the movements changes in your advisory assets from period to period and for each of the periods presented in the filing.
         For example, quantify the impact of the change due to inflows, outflows, market appreciation (depreciation), business combination and other material items.
Notes to the Consolidated Financial Statements
3. Business Combinations, page F-70

11. We note your response to comment 18 stating that the supplemental pro forma disclosure on pages F-70 and F-71 of the Amendment includes WEG revenue only. However, we note that this appears to be inconsistent with the paragraph preceding the table on page F-
         71, which states that the information represents revenue and earnings of the combined entity had the acquisition date been January 1, 2021, as well as the requirements in ASC
         805-10-50-2(h)(3) which require disclosure of the revenue and earnings of the combined entity. Please consider revising your presentation to present supplemental pro forma information of the combined entity rather than WEG only.
Signatures, page II-9

12. Please provide the second signature block as required by Form S-4. Michael Nessim
Binah Capital Group, Inc.
October 18, 2023
Page 4
General

13. We note the disclosure on the cover page regarding the potential purchase of up to
         1,500,000 shares of Series A Convertible Preferred Stock, which under certain conditions will be convertible into shares of Holdings Common Stock, in a private placement in connection with the closing of the Business Combination. Please highlight material differences between the terms and prices of securities issued at the time of the IPO as compared to private placements at the time of the business combination. Disclose if the
         SPAC's sponsors, directors, or officers will participate in the private placement. Please also refer to our prior comment 14 in our letter to you dated February 24, 2023.
       Please contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameMichael Nessim                             Sincerely,
Comapany NameBinah Capital Group, Inc.
                                                             Division of
Corporation Finance
October 18, 2023 Page 4                                      Office of Finance
FirstName LastName